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                                   form12b10k

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check  One):  [x] Form  10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
               [ ] Form N-SAR


               [x] For  Period  Ended:   October 31, 2001
               [ ] Transition   Report   on   Form   10-K
               [ ] Transition   Report   on   Form   20-F
               [ ] Transition   Report   on   Form   11-K
               [ ] Transition   Report   on   Form   10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant  KIT Manufacturing Company
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Former Name if Applicable
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530 East Wardlow Road
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Address of Principal Executive Office (Street and Number)
Long Beach, California 90807
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

     [x]  (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x]  (b)     The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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                                   form12b10k


     [x]  (c)     The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      KIT Manufacturing Company (the "Company") is currently in negotiations with its lender to amend its existing credit agreement to increase the line of credit extended to the Company. The Company is also exploring other possible credit sources to secure financing. These negotiations have not been completed as of January 29, 2002. The results of these negotiations will affect the Company's annual financial statements and disclosures contained in its Annual Report on Form 10-K for the fiscal year ended October 31, 2001 (the "Annual Report"). Therefore, the Annual Report cannot be filed within the prescribed time period. Based on the current status, the Company expects to file its Annual Report within 15 calendar days following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Bruce K. Skinner               (562)                   595-7451
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          (Name)                      (Area Code)        (Telephone Number)

(2)   Have all other period reports required under Section
      13 or 15(d) of the Securities Exchange Act of 1934 or
      Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  [x] Yes [ ] No

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(3)   Is it anticipated that any significant change in
      results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                   form12b10k


                            KIT Manufacturing Company
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     January 29, 2002        By /s/ Bruce K. Skinner
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                                 Bruce K. Skinner, Vice President/Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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January 29, 2002

Mr. Bruce Skinner
Vice President and Treasurer
KIT Manufacturing Company
530 East Wardlow Road
P. O. Box 848
Long Beach, CA 90801

Dear Mr. Skinner:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated January 29, 2002.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of KIT Manufacturing Company on or before the date the Form 10-K of KIT Manufacturing Company for the year ended October 31, 2001 is required to be filed.


Yours very truly,

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP


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